Mail Stop 4561
      April 4, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your response letter dated February 24, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Sovereign Bancorp Form 10-K for the years ended December 31, 2004

Financial Statements

Other Assets, page 26

1. We note your response to comment 3 of our letter dated February 24, 2006 and the information you provided in your March 24, 2006 letter. Based on your response you believe the impact of changing the mode of accounting to account for your consigned precious metals as financings is not material to your previously issued financial statements. Please tell us the amount of the impact on pre-tax income for each of the years presented.

Note 21-Derivative Instruments and Hedging Activities, page 90

2. Based on the information you provided in your response to comment
9 of our letter dated January 25, 2006 we note that you have changed your method for assessing hedge effectiveness as well as for measuring and recording hedge ineffectiveness beginning in the fourth quarter of 2005. Please tell us how each element (including any alternative methods) and the total design of your new methodology for assessing hedge effectiveness, as well as each element for measuring and recording hedge ineffectiveness on a prospective and retrospective basis, complies with paragraph 62 of SFAS 133 and DIG
Issue No. E7.

3. We note your response to comment 5 of our letter dated February 24, 2006 and the information you provided in your March 3, 2006 letter. Based on the information provided we continue to believe that your hedges of trust preferred securities that had terms that allowed you the option of deferring interest payments with swaps without a mirroring option did not meet the criteria in paragraph 68 of SFAS 133. We understand that because you believed that these hedges met the criteria in paragraph 68 you did not perform ongoing hedge effectiveness assessments for these hedges. Accordingly, we believe that you did not meet the requirements for hedge accounting for these hedges. Please tell us how you propose to address the impact on your financial statements.


   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427
or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant




Mark R. McCollom
Sovereign Bancorp Inc.
April 4, 2006
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